Exhibit 99.2

KBS Fashion Group Limited Announces Third Quarter 2016 Financial Results

SHISHI, China, November 7, 2016 — KBS Fashion Group Limited ("KBS" or the "Company") (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China, today announced its unaudited financial results for the third quarter period ended September 30, 2016.

Third Quarter 2016 Financial Highlights

●	Net revenues for the third quarter of 2016 decreased by 14% YoY to $11.1 million, compared to $12.8 million in the prior year period.
●	Gross profit was $2.66 million, or 24% of revenue, compared to $3.53 million, or 27%, in the prior year period.
●	Profit for the period was $1.625 million, compared to $0.99 million for the same period in 2015, representing an increase of $0.64 million. Net margin was 14.6% for the period ended September 30, 2016, compared to a net margin of 7.7% during the same period last year. Non-GAAP net income, which excludes the provision of the change in fair value of warrants and on-recurring fees related to NASDAQ listing compliance, was $1.625 million compared with $0.99 million for the same period last year.
●	Net income attributable to the Company per fully diluted share was $0.06, compared to $0.04 in the prior year period. Non-GAAP net income per fully diluted share, which excludes the provision of the change in fair value of warrants and non-recurring fees related to NASDAQ listing compliance, was $0.06 compared with $0.04 for the same period last year.

Mr. Keyan Yan, Chairman and CEO of the Company commented, we have closed some corporate stores in year 2015 and made an effort to access the new and faster growing smaller regional cities instead of the larger cities, as well as efforts on sales to online shop and multi-brand stores. We have performed better in the third quarter as compared to first two quarters of 2016, due to the increasing orders from clients and our clients have booked most of autumn and winter collections in the third quarter.

Starting in 2015 we have also developed new channel of sales involving wholesale to online shop and multi-brands stores, and we have made progress on this part of our sales strategy starting from the first quarter of year 2016. We have spent considerable time to demonstrate our products on some of the internet platforms as well as setting up an international sales group. These channels will be a key driver for our future growth in next and following periods.

Additionally, in year 2015 we have expanded our R&D department and established a strong design team. Our current design team is able to capture fashion trends and product designs, transforming design concepts into commercially viable products with quality and reasonable cost.

Finally, we just moved in to our new office building and factory in the first quarter of year 2016. Our factory currently has an annual capacity of producing five million articles of clothing, which will allow us to best position the Company for taking advantage of the rising demand for the provision of third party manufacturing services from regional and international customers.

With these advantages, we also expanded our sales department by employing international sales staff. So we expect our revenue to grow in the fourth quarter of 2016 and we believe we are on track to deliver profits in excess of $3 million for 2016, excluding the provision of the change in fair value of warrants and our non-recurring fees related to our recent transactions.

Third quarter of 2016 Results

Revenue

A breakdown of revenue, percentage of revenue and percentage of gros margin by segment is as follows:

By business	Distribution network		Corporate stores		OEM		Consolidated
	three months ended September 30, 2016	three months ended September 30, 2015	three months ended September 30, 2016	three months ended September 30, 2015	three months ended September 30, 2016	three months ended September 30, 2015	three months ended September 30, 2016	three months ended September 30, 2015
Segment revenue	9,352,700	10,426,506	386,321	1,653,835	1,331,218	796,222	11,070,239	12,876,562
% of Sales	84%	81%	3%	13%	12%	6%	100%	100%
Segment gross margins	2,020,687	2,336,582	198,756	890,038	440,577	306,441	2,660,019	3,533,061
Gross margin rate	22%	22%	51%	54%	33%	38%	24%	35%

Segment sales

For third quarter ended September 30, 2016, total revenue was approximately $11.1 million, decreasing 14% from $12.9 million for quarter ended September 30, 2015. The Company reports financial and operating results in three segments: distributor network, corporate stores and OEM.

Distributor Network — Revenue from the Company's distributor network reached approximately $9.4 million for quarter period ended September 30, 2016, a decrease of 10% from $10.4 million in the prior year. The distributor segment accounted for 84% of the total revenue for the period, compared to 81% during previous year. Gross profit margin for the Company's distributor network was maintained at 22%, which is same as 2015. The gross profit margin for sales to our distributor network is usually lower as compared with other segments and it accordingly decreases the general gross profit margin. Another reason of the margin compression is the reduction of the unit selling price to normal distributors.

The Company's distributor network consisted of 28 distributors in 15 provinces at the three month period ended September 30, 2016. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. As of September 30, 2016, distributors operated a total of 58 KBS-branded stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores and online shops.

 The following table lists by region the number of retail stores operated by distributors and sub-distributors as of September 30, 2016:

Location	As of September 30, 2016
Fujian	11
Guangdong	2
Guangxi	9
Jiangsu	4
Anhui	1
Zhejiang	2
Chongqing	6
Inner Mongolia	1
Tianjin	4
Hebei	5
Heilongjiang	6
Sichuan	7
Total	58

Corporate Stores — Total retail revenue from corporate stores for third quarter ended September 30, 2016 decreased to approximately $0.38 million, compared to $1.65 million during the same period last year, representing a decrease of 77%. As of September 30, 2016, the Company operated 2 corporate stores, both located in Fujian, compared with 12 stores as of September 30, 2015.

The corporate stores segment contributed 3% of total revenue, compared to 13% in year 2015. Gross profit margin for the Company's corporate stores was 51%, compared to 54% in year 2015. Due to fierce competitions from online sales, the company holds regular promotional events in their corporate stores. Furthermore, the corporate stores are flagship stores for our distributors which emphasize the importance of promoting our brand awareness and market position.

OEM — The OEM segment is comprised of products that are designed and sold by our clients, but manufactured by us. Revenue from the OEM segment increased by 67% to $1.33 million for third quarter ended September 30, 2016, compared to $0.80 million during the same period last year. Gross profit margin decreased to 33% from 38% of the same period of year 2015.

Cost of sales and gross profit rate

Cost of sales was $8.41 million for third quarter of year 2016, a decrease of 10% from $9.34 million in the prior year period. Gross profit for year for third quarter of year 2016 was $2.66 million, compared to $3.53 million in third quarter of 2015. Due to the decrease in the unit prices offered by our distributor network to online shops and mixed-brand stores in the third quarter of year 2016 and increasing depreciation expense of building 2 in Anhui, the gross profit rate decreased from 27% in the third quarter of 2015 to 24% in the third quarter of 2016.

Administrative expenses

Administrative expenses increased by $0.032 million, or 6.6%, to $0.51 million for third quarter ended September 30, 2016, from $0.48 million for the prior year period. The increase was mainly due to the depreciation of new office building in Anhui, which finished at the end of year 2015 and increased design expense including increased design department staff salary and outsourcing design expense.

Distribution and selling expenses

Selling and distribution expenses decreased by $0.74 million, or 47%, to $0.84 million for the third quarter ended September 30, 2016, from $1.58 million for the prior year period. Selling expenses accounted for 7.5% of total revenue, compared to 12.3% for the same period last year. The decrease in selling expenses was mainly due to the reduction in the expenses attributable to corporate stores, including staff salary, rental expense and other corporate stores expense.

Profit for the year

Profit for the year was $1.6 million for third quarter ended September 30, 2016, compared to $0.99 million for the same period in 2015, representing an increase of $0.64 million. Net margin was 14.6% for third quarter ended September 30, 2016, compared to a net margin of 7.6% during the same period last year.

Non-GAAP net income, which excludes the provision of the change in fair value of warrants and on-recurring fees, was $1.63 million for the third quarter ended September 30, 2016, compared with $0.99 million for the same period last year.

Net income attributable to the Company per fully diluted share was $0.061, compared to $0.04 in the prior year period. Non-GAAP net income per fully diluted share, which excludes the provision of the change in fair value of warrants and non-recurring fees, was $0.061 compared with $0.04 for the same period last year.

Cash and Cash Equivalents

Our cash and cash equivalents balance was $26.3 million at September 30, 2016 compared with $21.2 million at December 31, 2015, representing an increase of $5.1 million, or 23.9%. The increase of cash was mainly due to the reduction of the accounts receivable and the profit of the year.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 58 KBS stores and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Mr. Themis Kalapotharakos

Director

T: +306932284718
E: Themis.Kalapotharakos@RemiMaritime.com

Ms. Lisa Tu
Chief Financial Officer
T: +86 15859722469

E:lingsantu@hotmail.com

www.kbsfashion.com

KBS Fashion Group Limited

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME(LOSS)

(Stated in US dollars)

	Three months ended September 30
	2016	2015
	USD	USD

Revenue	11,070,239	12,876,562
Cost of sales	(8,410,220)	(9,343,502)
Gross profit	2,660,019	3,533,061
GP ratio	24%	27%

Other income	366,771	24,478
Other gains and losses	302,371	(115,828)
Distribution and selling expenses	(836,623)	(1,580,044)
Administrative expenses	(514,963)	(483,034)
Operating profit	1,977,575	1,378,634

Finance costs	(24,489)	(7,071)
Change in fair value of warrant liabilities	-	-
Profit before tax	1,953,086	1,371,563

Income tax expense	(327,684)	(382,376)
Profit for the year	1,625,402	989,187

Other comprehensive income
-Currency translation differences	(1,387,149)	(4,362,600)
Total comprehensive income	238,252	(3,373,413)

Attributable to:
Owner of the Company	238,252	(3,373,413)
Minority interests	-	-

Outstanding shares	26,518,537	25,418,537

Profit per share - basic and diluted	0.0613	0.04

NON-GAAP Profit per share-basic and dilluted	0.0613	0.04

KBS Fashion Group Limited

Unaudited Consolidated Statements of Financial Position

(Stated in US dollars)

	September 30,2016	December 31,2015
Current assets
Cash and cash equivalents	26,292,063	21,214,080
Trade and other receivables	33,975,185	36,743,402
Related parties receivables	154,039	(0)
Inventories	4,135,532	3,527,695
Subsidies prepaid to distributors	607,700	516,231
Prepayments and premiums under operating leases	84,254	81,147
Prepaid lease payments	5,280	16,395

Total current assets	65,254,054	62,098,950

Non-current assets
Prepayments and premiums under operating leases	3,214,909	2,739,311
Prepayment for construction of new plant	6,963,008	7,160,523
Prepayment for acquisition of land use right	4,642,375	4,774,063
Construction in progress	(0)	(0)
Property, plant and equipment	28,363,971	30,536,721
Prepaid lease payments	651,699	670,643
Deferred tax asset	1,303,298	1,340,268
Total non-current assets	45,139,261	47,221,529

Total assets	110,393,314	109,320,479

Current liabilities
Short-term loans	1,572,374	-
Trade and other payables	5,520,650	4,978,465
Related parties payables	877,660	983,391
Income tax payable	427,171	2,401,742
Total current liabilities	8,397,855	8,363,598

Warrant liabilities	-	3,409

Total liabilities	8,397,855	8,367,007

Equity
Common stock	2,652	2,542
Additional paid-in capital	704,954	265,064
Capital reserve	5,359,811	5,359,811
Surplus reserve	6,069,457	6,069,457
Retained earnings	93,006,108	91,016,972
Foreign currency translation reserve	(3,147,522)	(1,760,373)
Total equity	101,995,459	100,953,473

Total liabilities and equity	110,393,314	109,320,480

KBS Fashion Group Limited

Unaudited Consolidated Statements of Cash Flow

For the three Months ended September 30, 2016 and 2015

USD

	2016	2015
Operating activities	USD	USD
Profit before tax	1,625,402	989,186
Adjustments for:
Finance costs	24,489
change in fair value of warrant liabilities	(0)
Interest income	(21,705)	(24,477)
Bad debt allowance	-	-
Depreciation of property, plant and equipment	477,056	463,706
Amortisation of prepaid lease payments	8,414	32,971
Amortisation of subsidies prepaid to distributors	(1,417,967)	(1,856,404)
Amortisation of prepayments and premiums under operating leases	(574,891)	670,707
Provision (Reversal) of inventory obsolescence	-	2,746
Loss (gain) on disposal of property, plant and equipment	-	-
	-	19,331
Operating cash flows before movements in working capital	120,798	297,766

(Increase) / Decrease in trade and other receivables	(1,088,080)	274,433
(Increase) / Decrease in related parties receivables	(154,039)	(155,296)
(Increase) / Decrease in inventories	(447,428)	-
Increase / (Decrease) in trade and other payables	416,202	3,085,303
Increase / (Decrease) in related parties payables	(299,436)	335,959
Cash generated from operations	(1,572,781)	3,540,399
Deferred income tax
Income taxes paid	284,834	(1,934,863)
Net cash from operating activities	(1,167,148)	1,903,302

Investing activities
Interest received	21,705	24,477
Prepayments and premiums paid under operating leases	5,944	(459,268)
withdraw the prepayments and premiums paid under operating leases	-	-
Subsidies prepaid to distributors	810,267	1,065,990
Prepayment for construction of new plant	-	(8,645,624)
Prepayment for acquisition of land use right	-	-
Purchase of property, plant and equipment and construction in process	185,034	7,515
Prepayment on prepaid lease payments	-	-
Proceeds on disposal of property, plant and equipment	-	-
Net cash used in investing activities	1,022,950	(8,006,909)

Financing activities
Waiver of payable to Bay Peak	-	-
Interest paid	(24,489)	-
New bank loans raised	-	-
Repayment of borrowings	-	-
Reverse acquisition	-	-
Net cash used in financing activities	(24,489)	-

Net increase in cash and cash equivalent	(168,688)	(6,103,607)
Effects of currency translation	601,200	(3,206,108)

Cash and cash equivalents at beginning of quarter	25,859,551	32,143,023

Cash and cash equivalents at end of year	26,292,064	22,833,308

KBS Fashion Group Limited

Reconciliation of IFRS profit to non-GAAP profit

For the three Months ended September 30, 2016 and 2015

(Stated in US dollars)

	Three months ended September 30
	2016		2015
	USD		USD
	Unaudited	EPS	Unaudited	EPS
Profit for the period	$1,625,402	$0.06	$989,187	$0.04
Change in fair value of warrants	0		0
Non-GAAP profit for the period	$1,625,402	$0.06	$989,187	$0.04

No. of shares outstanding	26,518,537		25,418,537

Non-GAAP Financial Measures:

This press release contains certain non-GAAP financial measures. A reconciliation of these non-GAAP measure to their nearest comparable GAAP measure is included in the above table. As described more fully below, we believe the use of non-GAAP measures is an additional useful method of evaluating our financial condition and results of operations The non-GAAP financial measures disclosed should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the expected results calculated in accordance with GAAP and reconciliations to those expected results should be carefully evaluated. The non-GAAP financial measures we use may be calculated differently from, and therefore may not be comparable to similarly titled measures used by other companies.

Management uses this information to measure performance over time on a consistent basis and to identify trends related to the Company's financial condition and results of operations. Management believes that these non-GAAP measures provide investors with information regarding the underlying performance of the company's core business operating results.